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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 24 2017 Washington DC 406

SEC FILE NUMBER
8-67094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook,	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forsyth. III — 847-509-9860 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

CMB

OATH OR AFFIRMATION

I, William D. Forsyth, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontegra Strategies, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of Cook
Signed and affirmed to before me on
February 22, 2017

Signature

President

Title

Notary Public

OFFICIAL SEAL
MELISSA R ERICKSON
Notary Public - State of Illinois
My Commission Expires Aug 25, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Financial Report
with Supplementary Information
Year Ended December 31, 2016

Frontegra Strategies, LLC

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Frontegra Strategies, LLC

We have audited the accompanying statement of financial condition of Frontegra Strategies, LLC (a Illinois corporation) (the "Company") as of December 31, 2016 and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Frontegra Strategies, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontegra Strategies, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Frontegra Strategies, LLC's financial statements. The supplemental information is the responsibility of Frontegra Strategies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Chicago, Illinois
February 22, 2017

Frontegra Strategies, LLC

Statement of Financial Condition
December 31, 2016

Current Assets		
Cash	$	220,876
Customer receivables		425,821
Prepaid expenses		32,846
Total assets	**$**	**679,542**
Member's Equity	**$**	**679,542**

Frontegra Strategies, LLC

Statement of Income and Member's Equity
Year Ended December 31, 2016

Revenue - Fees	$ 1,807,121
Expenses	
Professional fees	32,564
Insurance	1,962
State registration and filing fees	41,759
Office	9,582
Salaries and payroll taxes	2,007,216
Total expenses	2,093,083
Net Loss	(285,962)
Member's Equity - Beginning of year	965,504
Member's Equity - End of year	**$ 679,542**

See Notes to Financial Statements.

Frontegra Strategies, LLC

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net loss	$	(285,962)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (Decrease) in:		
Customer receivables		31,005
Prepaid expenses		(518)
Accrued expenses		(9)
Net cash used in operating activities		(255,484)
Cash - Beginning of year		476,360
Cash - End of year	**$**	**220,876**

See Notes to Financial Statements.

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company – As a limited liability company, the member's liability is limited to capital invested. Under its operating agreement, the Company has one class of member interest, and a member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash – The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Customer Receivables – Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and

Note 2 - Summary of Significant Accounting Policies (Continued)

identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue Recognition - Revenue is realized from commissions and fees for services provided, or as a percentage of the fees earned on securities raised. These fees are recognized as earned or when the related deal is consummated.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings.

Accordingly, the financial statements do not reflect a provision for income taxes.

The Company has no uncertain tax positions.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including

Note 2 - Summary of Significant Accounting Policies (Continued)

Significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new quidance will be effective for the Partnership's year ending December 31, 2018 (balance sheet date), or and for interim periods in the year ending December 31, 2018 (balance sheet date). The Company expects that this change will not materially affect its financial statements.

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 22, 2017, the date the financial statements were available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $220,875, of which $195,875 was in excess of its required net capital. The

Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note 4 - Major Customer

In 2016, revenues from one customer amounted to 100 percent of the Company's fee revenue. The receivable balance for this customer was $425,821 as of December 31, 2016. In accordance with provisions of the fee agreements with this customer, the Company will receive fees at a reduced rate beginning in December 2016. This change is expected to result in a reduction in total fee revenue of approximately 35 percent, which the Company plans to offset by corresponding reductions in discretionary compensation expenditures.

Supplementary Information

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2016

Total members' equity	$	679,542
Deductions and/or Charges		
Nonallowable assets/liabilities:		
Accounts receivable		425,821
Prepaid expenses		32,846
Net capital		220,875
Net Capital Requirement		25,000
Excess net capital		195,875
Aggregate Indebtedness	$	-
Ratio of Aggregate Indebtedness to Net Capital		**0.00 to 1**

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2016.

The Company claimed an exemption from Rule 15c3-3 under paragraph (k)(2)(i). Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3."

The Company has no liabilities subordinated to the claims of general creditors, therefore a statement of changes in liabilities subordinated to the claims of general creditors is not presented.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Frontegra Strategies, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Frontegra Strategies, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontegra Strategies, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Frontegra Strategies, LLC stated that Frontegra Strategies, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontegra Strategies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Frontegra Strategies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 22, 2017

FRONTEGRA STRATEGIES, LLC

FRONTEGRA STRATEGIES, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2016

We, as members of management of Frontegra Strategies, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Frontegra Strategies, LLC

William D. Forsyth III, President

FronTegra Strategies, LLC
400 Skokie Boulevard – Suite 500 - Northbrook, IL 60062-7905
phone 847-509-9860 *fax* 847-509-9845 - www.frontierpartners.com